Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO DEBENTURE HOLDERS

1st Series of the 9th Issuance of Debentures

Oi S.A. (the “Company”) announces to the Debenture Holders of the 1st Series of the 9th Issuance of the Company’s Simple, Non-Convertible, Unsecured Debentures, for Public Distribution of Debentures (Oi BR-D91) that, on this date, it will make interest payments in the total aggregate amount of R$ 298,674.76, or R$ 721.436620 per debenture of the 1st Series (Oi BR-D91).

Rio de Janeiro, March 15, 2016.

Oi S.A.

Flavio Nicolay Guimaraes

Chief Financial Officer and Investor Relations Officer